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                              EXHIBIT 12

  COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

                For Year Ended December 31, 1999

                 (Dollar Amounts in Thousands)



                                        The Potomac Edison Company

Earnings:
     Net Income                                   $100,582*
     Fixed charges (see below)                      46,243
     Income taxes                                   40,613*

     Total earnings                               $187,438


Fixed Charges:
     Interest on long-term debt                   $ 42,872
     Other interest                                  2,031
     Estimated interest
       component of rentals                          1,340

     Total fixed charges                          $ 46,243


Ratio of Earnings to
  Fixed Charges                                       4.05


*Excludes the effect of the extraordinary charge.